SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item
1	Material fact dated May 29, 2014.

MATERIAL FACT

NOTICE OF REDEMPTION OF BANCO SANTANDER, S.A. SERIES 1/2009 PREFERRED SECURITIES ISSUANCE (ORIGINALLY ISSUED BY BANCO ESPAÑOL DE CRÉDITO, S.A.) WITH ISIN ES0113440004

As established in section III.4.8.2 of the Prospectus concerning the issuance of Series 1/2009 Preferred Securities (hereinafter referred to as the “Preferred Securities”) of Banco Santander, S.A. (issued originally by Banco Español de Crédito, S.A.) verified by the National Securities Market Commission on 28th May 2009 (hereinafter referred to as the “Prospectus”), the following is hereby notified:

Once authorization has been obtained from the Bank of Spain and pursuant to the provisions of the aforementioned section III.4.8.2 of the Prospectus, the Issuer of the Preferred Securities has agreed to redeem all of the issued outstanding Preferred Securities on 29th June 2014 (hereinafter referred to as the “Redemption Date”). Such decision, which is irrevocable, is hereby notified to the holders of the Preferred Securities within the time limit and for the purposes contemplated in the aforementioned section of the Prospectus.

The Redemption Price, consisting of the nominal value of each Preferred Security plus an amount equal to the Remuneration accrued until the Redemption Date and unpaid, in accordance with the provisions of section III.4.8.1 of the Prospectus, will be payable to the holders of Preferred Securities by the Payment Agent on the Redemption Date.

Boadilla del Monte (Madrid), 29th May 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 29, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President